TRUST FOR PROFESSIONAL MANAGERS

INTERIM OPERATING EXPENSE LIMITATION AGREEMENT

FUSION GLOBAL LONG/SHORT FUND

THIS INTERIM OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 6th day of March, 2009, by and between Trust for Professional Managers, (the “Trust”), on behalf of each series of the Trust as listed in Appendix A attached hereto (each a “Fund” and together the “Funds”), and American Independence Financial Services, LLC, the investment adviser to the Fund (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Interim Investment Advisory Agreement between the Trust and the Adviser dated as of the 6th day of March, 2009, (the “Interim Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, if any, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Interim Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amount listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, if any, including the Adviser’s investment advisory or management fee detailed in the Interim Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Interim Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary or non-recurring expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Interim Investment Advisory Agreement.

4. TERM. This Agreement shall be effective as an interim agreement commencing on the date hereof, and shall continue in effect until the earlier of: (i) 150 days after the date hereof; (ii) termination of this Agreement for any reason by the Board of Trustees of the Trust; or (iii) approval of the a new investment advisory agreement by (1) Board of Trustees of the Trust including a majority of the Trustees of the Trust who are not a party to this Agreement or interested persons (as defined in the 1940 Act) of any such person, and (2) by a vote of the majority of the outstanding Shares of the Fund; unless terminated in accordance with Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Interim Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Interim Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS	AMERICAN INDEPENDENCE
FINANCIAL SERVICES, LLC
on behalf of the
FUSION GLOBAL LONG/SHORT FUND

By:	/s/ Joseph C. Neuberger	By:	/s/ John J. Pileggi
Name:	Joseph C. Neuberger	Name:	John J. Pileggi
Title:	President	Title:	Managing Member

Appendix A

Series of the Trust and Share Class (if applicable)	Operating Expense Limit

Fusion Global Long/Short Fund	1.90% of average net assets